Ms. Howell:

Pursuant to our conversations yesterday, attached are our proposed revisions to the Millstream II proxy statement in response to the SEC's comments, as well as the representation letter that Sprinturf's management would deliver in connection with some of the SEC's concerns.

Please call me at 305-207-5452, if you have any additional questions or comments.

Regards,

Miriam A. de Oliveira

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U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Pam Howell
Ronald E. Alper

Ladies and Gentlemen:

We are providing this letter in connection with questions that the Staff of the Securities and Exchange Commission had in a conference call we had today regarding the preparation of the Proxy Statement of Millstream II Acquisition Corporation.

We confirm, to the best of our knowledge and belief, as of December 5, 2006, the following representations:

1.    An unrelated third party, Profilers Diversified Capital Group ("Profilers"), has agreed to reimburse Specialty Surfaces International, Inc. d/b/a Sprinturf (the “Company”) for discounts provided to certain customers for their purchase and installation of synthetic turf fields from the Company in 2005 under the Company’s marketing and brand awareness program. At December 31, 2005, the amount owed to the Company by the third party for the discounts certain customers received on these fields is $3,100,000, which equals the total amount of the discounts provided to these schools. This amount does not include amounts that were deposited into escrow by the Company and a customer of the Company described in paragraph 2 below. Although the Company believes it has a valid claim for this receivable, since collection is not reasonably assured the receivable and related revenue have not been recognized. The Company did not have any sales related to its marketing and brand awareness program for the years ending December 31, 2004 and 2003. Accordingly, no discounts were received by customers and no agreements with third parties to reimburse the Company for discounts were made.

2. In connection with the transaction described above, the Company has a claim against an escrow agent in the amount of $347,000.  As of September 30, 2006, this balance was recorded as an asset in the Company’s balance sheet in the account receivable balance. Receivables recorded in the combined financial statements, including this amount, represent bona fide claims against debtors for sales or other charges arising on or before the balance sheet dates and are not subject to discount except for normal cash discounts.  Receivables classified as current do not include any material amounts which are collectible after one year.  All receivables have been appropriately reduced to their estimated net realizable value.

3.    Costs and estimated earnings in excess of billings represent revenues recognized in excess of amounts billed. As of December 31, 2005 the $347,000 balance related to the escrow account was recorded as an asset in the Company’s balance sheet in the Cost in excess of billings account.

4.  The Company is not a party to any written agreement with Profilers other than (i) that certain Agreement dated as of April 14, 2006 by and between Profilers, (ii) that certain Escrow Agreement dated June 20, 2005 by and among the Company, Profilers, Eastern University and Deborah C. Peck, as escrow agent and (iii) that certain Escrow Agreement dated June 29, 2005 by and among the Company, Profilers and Deborah C. Peck, as escrow agent.

Specialty Surfaces International, Inc.

By:

Henry Julicher
Chief Executive Officer

By:

Elliott Levine
President